                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Secure Computing Corporation.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   813705-10-0
                                   -----------
                                 (CUSIP Number)

                             Kristine L. Gabel, Esq.
                          Oppenheimer Wolff & Donnelly
                       45 South Seventh Street, Suite 3400
                          Minneapolis, Minnesota  55402
                                 (612) 607-7300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                         June 27, 1997 and June 30, 1997
                         -------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                  SCHEDULE 13D
 CUSIP No. 813705-10-0
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
 PERSON
      Computer Solutions Group (No I.R.S Identification Number)
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   [  ]
      (b)   [X ]
--------------------------------------------------------------------------------
 3)   SEC USE ONLY

--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
 5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(D) OR 2(E)  [  ]
--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada
--------------------------------------------------------------------------------
                    7)   SOLE VOTING POWER
                           47,272
                    ------------------------------------------------------------
                    8)   SHARED VOTING POWER
 NUMBER OF                 1,400,000
 SHARES             ------------------------------------------------------------
 BENEFICIALLY       9)   SOLE DISPOSITIVE POWER
 OWNED BY EACH             47,272
 REPORTING PERSON   ------------------------------------------------------------
 WITH:              10)   SHARED DISPOSITIVE POWER
                           1,400,000
--------------------------------------------------------------------------------
 11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,447,272
--------------------------------------------------------------------------------
 12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 [  ]
--------------------------------------------------------------------------------
 13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.4%
--------------------------------------------------------------------------------
 14)  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 813705-10-0
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
 PERSON
      1158585 Ontario Inc. (No I.R.S Identification Number)
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [  ]
      (b)  [X ]
--------------------------------------------------------------------------------
 3)   SEC USE ONLY

--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
 5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]
--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada
--------------------------------------------------------------------------------
                    7)   SOLE VOTING POWER
                           1,400,000
                    ------------------------------------------------------------
                    8)   SHARED VOTING POWER
 NUMBER OF                 -0-
 SHARES             ------------------------------------------------------------
 BENEFICIALLY       9)   SOLE DISPOSITIVE POWER
 OWNED BY EACH             1,400,000
 REPORTING PERSON   ------------------------------------------------------------
 WITH:              10)   SHARED DISPOSITIVE POWER
                           -0-
--------------------------------------------------------------------------------
 11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,400,000
--------------------------------------------------------------------------------
 12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 [  ]
--------------------------------------------------------------------------------
 13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.1%
--------------------------------------------------------------------------------
 14)  TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 813705-10-0
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
 PERSON
      Glenn G. Mackintosh (No Social Security Number)
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   [  ]
      (b)   [X ]
--------------------------------------------------------------------------------
 3)   SEC USE ONLY

--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
 5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(D) OR 2(E)  [  ]
--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada
--------------------------------------------------------------------------------
                    7)   SOLE VOTING POWER
                           57,241(1)
                    ------------------------------------------------------------
                    8)   SHARED VOTING POWER
 NUMBER OF                 1,447,272
 SHARES             ------------------------------------------------------------
 BENEFICIALLY       9)   SOLE DISPOSITIVE POWER
 OWNED BY EACH             57,241(1)
 REPORTING PERSON   ------------------------------------------------------------
 WITH:              10)   SHARED DISPOSITIVE POWER
                           1,447,272
--------------------------------------------------------------------------------
 11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,504,513 (1)
--------------------------------------------------------------------------------
 12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 [  ]
--------------------------------------------------------------------------------
 13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.8%
--------------------------------------------------------------------------------
 14)  TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

(1) Includes 56,250 shares of Common Stock that Mr. Mackintosh has the right to acquire within 60 days upon the exercise of a stock option and 991 shares of Common Stock held for Mr. Mackintosh's account through the Issuer's Employee Stock Purchase Plan.

                                  SCHEDULE 13D
CUSIP No. 813705-10-0
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
 PERSON
      Steven Lamb (No Social Security Number)
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   [  ]
      (b)   [X ]
--------------------------------------------------------------------------------
 3)   SEC USE ONLY

--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
 5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(D) OR 2(E)  [  ]
--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada
--------------------------------------------------------------------------------
                    7)   SOLE VOTING POWER
                           -0-
                    ------------------------------------------------------------
                    8)   SHARED VOTING POWER
 NUMBER OF                 1,447,272
 SHARES             ------------------------------------------------------------
 BENEFICIALLY       9)   SOLE DISPOSITIVE POWER
 OWNED BY EACH             -0-
 REPORTING PERSON   ------------------------------------------------------------
 WITH               10)   SHARED DISPOSITIVE POWER
                           1,447,272
--------------------------------------------------------------------------------
 11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,447,272
--------------------------------------------------------------------------------
 12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 [  ]
--------------------------------------------------------------------------------
 13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.4%
--------------------------------------------------------------------------------
 14)  TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

SCHEDULE 13D/A

     Pursuant to Rule 13d-2(c), this Amendment No. 1 amends the Schedule 13D dated August 29, 1996 filed on behalf of 1158585 Ontario Inc., Computer Solutions Group, Glenn G. Mackintosh and Steven Lamb (collectively, the "Reporting Persons").

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) and (b)    The names and business addresses of the persons filing this statement are as follows:

Computer Solutions Group
c/o Glenn Mackintosh and Steven Lamb
Secure Computing Corporation
15 Ballacaine Drive
Etobicoke, Ontario
CANADA  M8Y 4A7

1158585 Ontario Inc.
c/o Glenn Mackintosh and Steven Lamb
Secure Computing Corporation
15 Ballacaine Drive
Etobicoke, Ontario
CANADA  M8Y 4A7

Glenn G. Mackintosh
Secure Computing Corporation
95 Prince Arthur Avenue, Suite 701
Toronto, Ontario
CANADA  M5R 3P6

Steven Lamb
Secure Computing Corporation
15 Ballacaine Drive
Etobicoke, Ontario
CANADA  M8Y 4A7

     (c) Computer Solutions Group is an Ontario, Canada general partnership. 1158585 Ontario Inc. is a holding corporation organized under the laws of Ontario, Canada. Glenn Mackintosh has been a director of Secure Computing Corporation (the "Company" or the "Issuer") since August 1996 and was the Vice President and General Manager of the Firewall Division of the Company from August 1996 to April 1997. Mr. Mackintosh's address is listed in (b) above. Steven Lamb was employed by the Company from August 29, 1996 to October 31, 1996. Mr. Lamb's address is listed in (b) above.

     (d)  The response to this item is negative for all persons listed above.

     (e)  The response to this item is negative for all persons listed above.

     (f) Computer Solutions Group is an Ontario, Canada general partnership. 1158585 Ontario Inc. is a corporation incorporated under the laws of Ontario, Canada. Glenn Mackintosh and Steven Lamb are both citizens of Canada.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See discussion under Item 4.

ITEM 4.   PURPOSE OF TRANSACTION.

     An aggregate of 40,000 shares of Common Stock of the Company were sold by 1158585 Ontario Inc. on June 27 and June 30, 1997. The subject shares were disposed of pursuant to a Registration Statement on Form S-3 filed by the Issuer on May 1, 1997 (the "Form S-3"). The Form S-3 registered an aggregate of 148,727 shares of Common Stock of the Company held by 1158585 Ontario Inc. and Computer Solutions Group. The Reporting Persons may sell the remaining 108,727 shares in the future, although they have no present intention to do so. Mr. Mackintosh intends to exercise an option to purchase an aggregate of 56,250 shares of Common Stock of the Issuer and sell the underlying shares of Common Stock in the next thirty days.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Computer Solutions Group is the beneficial owner of 1,447,272 shares of Common Stock of the Company, which represents 9.4% of the outstanding Common Stock of the Company. Glenn Mackintosh and Steven Lamb are the general partners of Computer Solutions Group.

     1158585 Ontario Inc. is the beneficial owner of 1,400,000 shares of Common Stock of the Company, which represents 9.1% of the outstanding Common Stock of the Company. An aggregate of 6.5% of the capital stock of 1158585 Ontario Inc. is owned by the Mackintosh Family Trust and The Lamb Family Trust, of which Glenn Mackintosh and Steven Lamb and their respective family members are the beneficiaries. Computer Solutions Group owns 93.5% of the capital stock of 1158585 Ontario Inc. Glenn Mackintosh and Steven Lamb are the sole directors and the Executive Vice President and the President, respectively, of 1158585 Ontario Inc.

     Glen G. Mackintosh is the beneficial owner of 1,504,513 shares of Common Stock (56,250 shares are exercisable within 60 days upon the conversion of a stock option and 991 shares of Common Stock are held for Mr. Mackintosh's account through the Company's Employee Stock Purchase Plan), which represents 9.8% of the outstanding Common Stock of the Company.

     Steven Lamb is the beneficial owner of 1,447,272 shares of Common Stock of the Company, which represents 9.4% of the outstanding Common Stock of the Company.

     (b) Computer Solutions Group has the sole power to vote and the sole dispositive power over 47,272 shares of Common Stock of the Company and has shared voting and dispositive power over the 1,400,000 shares of Common Stock of the Company held by 1158585 Ontario Inc.

     1158585 Ontario Inc. has the sole power to vote and the sole dispositive power over 1,400,000 shares of Common Stock of the Company.

     Glenn G. Mackintosh and Steven Lamb have the shared power to vote and the shared dispositive power over an aggregate of 1,447,272 shares of Common Stock of the Company in connection with their control of Computer Solutions Group and 1158585 Ontario Inc.

     Glenn Mackintosh has the sole power to vote and the sole dispositive power over 57,241 shares of Common Stock of the Company of which 56,250 shares are in the form of options to purchase such shares.

     (c) The only transaction in the Common Stock of the Company that was effected by the Reporting Persons during the past sixty days are the transactions described in Item 4 above.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject securities.

     (e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 4 above.

                                   SIGNATURES
     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




July 14, 1997                           COMPUTER SOLUTIONS GROUP


                                        By:  /s/ Glenn G. Mackintosh
                                             -----------------------
                                             Glenn G. Mackintosh
                                             Its:  General Partner


                                        1158585 ONTARIO INC.


                                        By:  /s/ Glenn G. Mackintosh
                                             -----------------------
                                             Its:  Executive Vice President


                                        /s/ Glenn G. Mackintosh
                                        -----------------------
                                        Glenn G. Mackintosh


                                        /s/ Steven Lamb
                                        ---------------
                                        Steven Lamb